STAR BULK CARRIERS CORP.
7, Fragoklisias Street, 2nd floor
Maroussi 151 25
Athens, Greece
Telephone:  011-30-210-617-8400

           October 31, 2008

BY FACSIMILE & EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nolan McWilliams

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-3 (No. 333-153304)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2008 be accelerated so that it will be made effective at 1:00 p.m. New York City time on November 3, 2008, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

Yours faithfully,
STAR BULK CARRIERS CORP.

By:	/s/ George Syllantavos Name: George Syllantavos Title: Chief Financial Officer and Secretary

SK 25767 0001 934099